Sapiens Announces New Version for the P&C Market

Sapiens IDIT Software Suite Version 11 further strengthens Sapiens market leadership position

London – November 20, 2013 – At The Future of General Insurance event in London, Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today the introduction of the newest version of its Sapiens IDIT Software Suite (Sapiens IDIT), a comprehensive full suite component-based software solution, designed for the General Insurance and P&C market.

Available for immediate delivery, Sapiens IDIT Version 11 offers insurer users increased business value and competitive advantage with modern technology and a plethora of new functionality and enhancements, including:

•	Mobile platform support with applications for customers, claim assessors and underwriting inspections and more;
•	A range of optimized User Interfaces for target devices including tablet GUI;
•	Extended Multi-brand company and multi-country support;
•	Enhanced capabilities for mass endorsement, premium override and workflow escalation;
•	Advanced productivity tools including mass premium simulation;
•	Skill-based load balanced service provider assignment;
•	Improved calendar workflow integration;
•	Single Euro Payments Area (SEPA) support;
•	Performance monitoring dashboards of live profiler;
•	Cloud computing benchmark and readiness; and
•	Full managed services TPA application and hosting in selected countries

Commenting on Sapiens IDIT, Craig Beattie, insurance industry analyst with research and advisory firm Celent, said, “With Sapiens IDIT, Sapiens continue to offer a solution with great functionality and very strong technology – rewarded in growth in clients and in news deals. Sapiens IDIT is installed across a range of countries, at insurers of all sizes, and would be well placed on any European insurer’s short-list.”

Yoel Amir, Managing Director, General Insurance and P&C Division with Sapiens, noted, “It is gratifying to see the quality and value of our Sapiens IDIT solution being recognized through our increased market share and the outstanding feedback we have been receiving from both our users and the analyst community. We are enjoying tremendous market momentum with several new deals, and the Sapiens team is extremely proud to be recognized as a market leader. With Version 11 we are now even better positioned to expand our market footprint and continue in our leadership position.”

“Our ongoing investments in technology and innovation, coupled with our insurance domain expertise, have enabled us to bring Sapiens IDIT Version 11 to the market to provide our Sapiens IDIT users with an even richer feature set, resulting in additional business benefits and thereby greater competitive advantage,” added Roni Al-Dor, President and CEO of Sapiens. “We thank our clients for their continued support, loyalty, and invaluable feedback. A close working relationship with both our clients and the analyst community helps us to best determine our technology, functionality, and market priorities with the goal of continually raising the bar in delivering business value to our clients.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team of more than 900 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact: James Carbonara, Regional Vice President Hayden IR Office: (646)-755-7412 e-Mail: James@haydenir.com	Moshe Shamir, VP Marketing Sapiens International Tel: +972-3-6250951 e-Mail: moshe.shamir@sapiens.com